SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated November, 2011, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1.- Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.-

The Shareholders’ meeting approved by unanimously vote the appointment of the representatives of The Bank of New York Mellon (BONY) and IRSA Inversiones y Representaciones Sociedad Anómima (IRSA) to approve and sign the minutes of the Shareholders’ Meeting.

2.- Consideration of the set of documents referred to in Section 234, Subsection 1º, Law 19,550, corresponding to fiscal year ended 6-30-2011.-

The Shareholders’ Meeting approved by majority vote not to read the material submitted, and it approved all the terms as it would be subject to the shareholder’s meeting.

3.- Consideration of the performance of the Board of Directors.-

The Shareholders’ Meeting approved by majority vote the duties discharged by the Board of Directors evidenced in each of its members, as well as the duties discharged by the Audit Committee and the Executive Committee, that´s operate within it, for the actions taken during the fiscal year 2010/2011.

4.- Consideration of the performance of the Supervisory Committee.-

The Shareholders’ Meeting approved by majority vote the duties discharged by the Supervisory Committee, for the fiscal year under consideration.

5.- Treatment and allocation of the profit for the fiscal year ended on 06.30.2011, which posted profits in the amount of $260,578,000. Ratification of the duly distributed advance dividend.-

The Shareholders’ Meeting approved by majority vote to ratify the early dividend in cash, duly approved by the Board of Directors, for an amount of Ps. 130,028,500; to allocate 5% of the fiscal year result (i.e. Ps. 13,028,900) to the Legal Reserve Account; to pay an additional cash dividend of the previously paid in advanced, for an amount of Ps. 117,054,600, that is a total amount of Ps. 247,879,100; and to allocate the remaining balance to the Free Availability Reserve Account, delegating into the board of directors its payment within the legal terms.

6.- Consideration of the compensation to the Board of Directors for the fiscal year ended on 06-30-2011, in the amount of $29,418,646.- (total for compensations), $15,570,259 in excess of the limit of 5% (five per cent) of the earnings established under Section 261, Law 19,550 and the Regulations of the Argentine Securities Exchange Commission, in the face of the proposal not to distribute dividends. Delegation of the approval of the Auditing Committee‘s budget to the Board of Directors.-

The Shareholders’ Meeting approved by majority vote (a) the remuneration to the Board of Directors of an amount of Ps 29,418,646, (b) to empower the Board of Directors (i) to timely allocate and distribute the aforementioned remuneration, in accordance with the specific tasks performed by its members, (ii) to effectuate monthly advances fees ad referendum of the next Ordinary Shareholders’ Meeting deliberation, and (c) the delegation into the Board of Directors of the consideration, approval and allocation of the Audit Committee’s budget.

7.- Consideration of the compensation to the Supervisory Committee for the fiscal year ended on 06-30-2011.-

The Shareholders’ Meeting approved by majority vote not to pay remuneration to the Supervisory Committee.

8.- Determination of the number and appointment of Regular Directors and Alternate Directors, if applicable.-

The Shareholders’ meeting approved by majority vote to enlarged the number of Regular Directors in eleven (11), and the appointment of Mr. Andre Freire as a regular director, noticing that is independent under the terms of the resolution 400/CNV.

9.- Appointment of the Regular and Alternate members of the Supervisory Committee.-

The Shareholders’ Meeting approved by majority vote the appointment of José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Cohn as regular members of the Supervisory Committee and Alicia Rigueira, Sergio Kolaczyk and Roberto Murmis as alternate members of the Supervisory Committee for the term of one fiscal year. All such of them are independent under the terms of the Resolution 400 of the CNV. Notwithstanding they have been providing remunerated professional assistance to companies under Section 33 of the Law Nº 19,550.

10.- Appointment of Certifying Accountant for the next fiscal year and determination of his/ her compensation. Delegations.-

The Shareholders’ Meeting approved by majority vote (i) the payment made in the amount of Ps. 884,465 for the fiscal year ended on June 30, 2011, (ii) the appointment as regular certifying accountants for the fiscal year 2011/2012, to the firms (a) PRICEWATERHOUSE&CO, member of PriceWaterhouseCoopers, on behalf of Fabían Norberto Montero as Regular External Auditor and Raúl Leonardo Viglione as Alternate External Auditor, and (b) Abelovich Polano & Asociados, on behalf of José Daniel Abelovich as Regular External Auditor, and Marcelo Héctor Fuxman and Noemi Cohn both as Alternate External Auditors, and (iii) the remuneration for an amount of Ps. 3,663,786, which includes professional advices relating to Sarbanes-Oxley rules, issuance of prospectus and tax consultations.

11.- Updating of report on Shared Services Agreement.-

The Shareholders’ Meeting approved by majority vote all the actions taken by the Board of Directors related to the Framework for the Shared Services Agreement and its amendments, continuing with the semi-annual review carried out by Deloitte & Co. SRL.

12.- Treatment of the amounts paid as shareholders’ Personal Assets Tax.-

The Shareholders’ Meeting approved by majority vote the actions taken by the Board of Directors related to the shareholders’ personal assets tax, that shall be equal to Ps. 135,453.20, and the aforementioned tax shall be totally assumed by the Company, while this decision is not modified by another Shareholders’ meeting.

13.- Consideration of the creation of a Global Program for the Issuance of Simple, Non-convertible Notes, with or without a Security Interest or Secured by Third Parties, and for a maximum outstanding amount at any time of up to USD300,000,000 (or the equivalent thereof in other currency), pursuant to the provisions of Law 23,576 governing notes and other provisions amending and regulating thereof (the “Program”). Delegation to the Board of Directors of the broadest powers to establish the time and currency of issuance, the term, price, manner and conditions of payment, the type and rate of interest, application of funds and any other term and condition pertaining to the creation of the aforementioned Program. Authorizations.-

The Shareholders’ meeting approved by majority vote (i) the creation of a new Global Program for the issuance of simple, non-convertible negotiable obligations, with or without a security interest or secured by third parties, and for a maximum outstanding amount at any time of up to USD 300,000,000 (or its equivalent in other currencies), all in accordance with the provisions of the Negotiable Obligations Law, as amended and regulated (the “Program”); (ii) and to delegate into the Board of Directors the broad powers to (a) approve of the terms and conditions of the Program, being the Board of Directors granted with the power to accept and/or to amend and/or supplement the related documentation, and to (b) approve and execute all the agreements and documentation relating to the creation of the Program and the issuance of each series and or tranche of notes hereunder, (c) the issuance of each series and or tranche of notes under the Program, including such as the time and currency of the issuance, the term, price, form and conditions of payment, rate of interest, use of proceeds, and further terms and conditions of the Program, and (iii) to empower the Board of Directors to sub-delegate its powers to one or more Directors or Managers of the Company.

14.- Renewal of the delegation to the Board of Directors of the broadest powers to establish the time and currency of issuance, the term, price, manner and conditions of payment, type and rate of interest, application of funds and any other term and condition, pursuant to what was approved by Shareholders’ Meetings dated October 31st, 2006, October 31st, 2008 and October 29th, 2009, with regard to the issuance of notes under the Global Program currently in force, in accordance with the provisions of Sec. 9, Law 23,576. Authorizations.-

The Shareholders’ Meeting approved by majority vote the renewal of the delegation to the Board of Directors of broad powers to (i) accept and/or to amend and/or supplement the related documentation to the Program, (ii) approve and execute all the agreements and documentation relating to the creation of the Program and the issuance of each series and or tranche of notes hereunder, and (iii) to set the time and currency of the issuance, the term, price, form and conditions of payment, rate of interest, use of proceeds, and further terms and conditions of the Program; and to empower the Board of Directors to sub-delegate its powers to one or more than one Directors, Managers or to whom they decide, according to the applicable Law.

15.- Implementation of the payment of a bonus to the management of the Company established by the Shareholders’ Meeting dated 10-29-09 and, consequently, consideration of an increase of the capital stock through the partial capitalization of the Retained Earnings Account and suspension of the preemptive and accretion right; and/or as the case may be the repurchase of treasury stock destined for the incentive plan for the officers, pursuant to the approval by Shareholders’ Meeting and its ratification and rectification by Shareholders’ Meeting dated 10.29.2010. Delegations.-

The Shareholders’ Meeting approved by majority vote to ratify the duly approved Shareholder’ resolutions in connection with the implementation of the allocation of an amount equal to 1% of the outstanding capital of the Company, that shall be equal to Ps.9,069,530, through an incentive plan addressed to certain employees of the Company, and the delegation of powers into the Board of Directors of the Company for the formation of an special purpose vehicle and to implement such plan, and the power to establish timing, pricing, allocation, amounts, and other, subject to applicable law;

16.- Increase of the par value of the outstanding shares from $ 0.10 to $ 1 each share. Amendment of articles of incorporation, if applicable.-

The Shareholders’ Meeting approved by majority vote to modify the nominal value of the outstanding shares of the Company, currently Ps.0.10 for an amount of Ps.1, per share, and to settle in cash the stock fractions, if applicable, subject to the applicable law.

Likewise, it was approved the amendment to the article six of the bylaws.

17.- Renewal of the delegation to the Board of Directors of the power to establish the time and currency of the issuance, the term, price, manner and conditions of payment, type and rate of interest, application of funds and any other term and condition, pursuant to what was approved by the Shareholders’ Meeting dated 10-29-09, with regard to the issuance of instruments evidencing short-term debt (the short-term securities or “VCP” as per its acronym in Spanish) as simple non-convertible notes, denominated in pesos, United States dollars or any other currency, with common, special, floating and/or other security interest, including a security interest provided by a third party, whether subordinated or not, for a maximum outstanding amount, at any time, which shall not exceed the equivalent in pesos to USD 50,000,000 (or the equivalent thereof in other currency) (the “VCP program”). Ratification of the approval of the request for registration of the Company with the special registry of VCP issuers.-

The Shareholders’ Meeting approved by majority vote the renewal of the delegation to the Board of Directors of broad powers to determine, within the maximum amount fixed by the Shareholders’ Meeting, any other conditions for the Program, as well as the time for issue and further terms and conditions for each series and tranches of VCP to be issued under it, to empower the Board of Directors to sub-delegate its powers to one or more than one Directors, Managers or to whom they decide, according to the applicable Law. To ratify the registration of the Company with the special registry of VCP issuers.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Responsible of Relationships with the markets

Dated: November 11, 2011.